Exhibit 99.2

FIRST QUARTER 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 4, 2005

The following interim Management’s Discussion and Analysis (MD&A) updates our annual MD&A included in our 2004 Annual Report to Shareholders, to which readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.

OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS

Net Earnings

Agrium’s first quarter consolidated net earnings were $24-million, or $0.18 diluted earnings per share. This is an increase of $13-million over net earnings of $11-million, or $0.08 diluted earnings per share, as restated, for the first quarter of 2004. Net earnings and earnings per share for periods prior to January 1, 2005 have been restated to reflect changes to Canadian generally accepted accounting principles (GAAP) requiring Agrium’s preferred securities to be classified as debt rather than equity. This new treatment results in preferred securities charges being charged against our net earnings as interest expense including associated foreign exchange and income tax impacts. Net earnings for the first quarter of 2004, as previously reported, were $12-million ($0.07 diluted earnings per share). The total decrease in retained earnings from the retroactive application of this change in accounting policy was $6-million.

Earnings before interest and taxes (EBIT) were $52-million for the first quarter of 2005, an improvement of $21-million over EBIT of $31-million for the first quarter of 2004.

The growth in 2005 first quarter net earnings and EBIT compared to 2004 is predominantly due to results from our North America Wholesale business, which continues to benefit from tight supply and demand fundamentals, primarily for urea and potash in both our international and domestic markets.

Cash Provided by Operating Activities

First quarter operating activities of 2005 provided cash of $125-million compared to $102-million for the same quarter of 2004. The majority of the $23-million increase is due to the increase in 2005 first quarter net earnings.

Financial Position

Quarter ended cash balances of $326-million reflect both our strong opening position and first quarter cash provided by operations, offset in part by the $175-million cash outlay used to redeem our eight percent preferred securities on February 14, 2005.

Consolidated accounts receivable and inventories have increased by $69-million and $52-million respectively compared to the same quarter last year. In addition to a general increase in our trade receivables from higher sales volumes and prices, receivables in our Retail operation increased by approximately $14-million from the acquisition of 18 South American retail centres. The majority of the change in inventory was in our Retail operation, and reflects increased costs, as well as higher fungicide and seed volumes in anticipation of a strong spring season. The remaining increase in inventory relates largely to increased volumes of ammonia in our Wholesale businesses.

Other liabilities are up $62-million compared to the prior year, largely due to accruals made in the fourth quarter of 2004 related to the planned closure of our Kenai, Alaska nitrogen facility in November 2005.

Business Segment Performance

Retail

•	First quarter gross profit in our Retail segment of $51-million, was up $4-million from gross profit of $47-million reported in the first quarter of 2004. This increase relates primarily to increased fertilizer prices and higher fungicide sales volumes.

North America Wholesale

•	North America Wholesale EBIT for the first quarter of 2005 was $68-million, an increase of $32-million over 2004 first quarter EBIT of $36-million.

•	First quarter gross profit of $109-million improved upon the $82-million of gross profit reported for the first quarter of 2004 by $27-million. The most significant contributor to the growth was our potash operations with a $16-million increase in gross profit over the first quarter last year reflecting strong demand and a continued tight supply/demand balance. Nitrogen contributed $11-million toward North America Wholesale’s overall gross profit increase. Urea sales volumes were up 67 percent over the first quarter of 2004 due to earlier spring sales caused by the tight urea supply situation in this spring of 2005. Gross profit from ammonia sales declined from the first quarter of last year due to decreased international sales prices and volumes. Overall, domestic nitrogen gross margins were impacted by increased North America gas costs, resulting in higher production costs compared to the first quarter of 2004.

•	Expenses for North America Wholesale were down by $5-million in the first quarter of 2005 compared to the same period of 2004 primarily due to the 2004 settlement of litigation related to our Kenai facility and the resulting elimination of legal expense and earn-out obligations in 2005.

South America Wholesale

•	South America Wholesale EBIT and gross profit were $9-million and $14-million respectively for the first quarter of 2005. Performance was relatively unchanged compared to the first quarter of 2004. Increased gross margin from higher urea prices that were consistent with increased international reference prices, were offset by lower ammonia sales volumes compared to the same quarter last year.

Other

•	EBIT for our Other non-operating business segment for the first quarter of 2005 was down $12-million from the same period last year. The most significant items causing this decrease in EBIT included the recognition of deferred issuance cost on redemption of our eight percent preferred securities in the first quarter of 2005, costs related to exploration of business development opportunities, and increased inter-segment eliminations.

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2005		2004 (Note 1)			2003 (Note 1)

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net sales	537	720	672	1,011	435	637	561	929
Gross Profit	171	254	231	283	142	204	172	252
Net earnings (loss)	24	98	83	74	11	(113)	22	65
Earnings (loss) per share
-basic	0.18	0.75	0.63	0.56	0.08	(0.90)	0.17	0.52
-diluted	0.18	0.71	0.60	0.52	0.08	(0.90)	0.17	0.47

Note 1: Net earnings (loss) and earnings (loss) per share have been restated to reflect the adoption of new Canadian accounting standards that required preferred securities to be classified as liabilities, and preferred securities charges classified as interest expense.

The fertilizer business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.

EBIT and EBITDA are not recognized measures under generally accepted accounting principles (GAAP), and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

KEY RISKS AND UNCERTAINTIES

We anticipate strong demand for our North American wholesale and retail products this spring as a result of a shortened fall application season and above average 2004 North American crop yields. U.S. corn acres are expected to increase in 2005 while soybean acres are forecast to decline, which should be positive for nutrient use. Improved spring moisture conditions in Western Canada should offset a slight reduction in forecasted planted acreage. Lower crop prices in 2005 could have some impact on nutrient growth rates in countries such as Brazil. However, global grain stocks remain well below historical levels and another large crop will be required in 2005 to keep pace with the growing demand for grain and oilseed products.

The nitrogen market outlook remains positive throughout the first half of 2005 due to strong global demand and limited supplies from several export regions. An anticipated reduction in Chinese urea exports in 2005 due to changes in Chinese government policy should provide additional support to international urea markets. The key risks to the nitrogen outlook over the next year remain the uncertainty around China’s export policies and trade volumes, and the global demand growth rate. In North America, the combination of below average nitrogen producer inventories and reduced offshore urea imports has resulted in a tight supply situation entering the spring application season. High global energy prices, including high North American and European natural gas prices, will continue to impact producer costs and have the potential to influence global nitrogen prices.

Potash market fundamentals remain strong supported by significant growth in offshore potash demand. North American potash producer inventories at the end of March were well below historical averages. The market for phosphate products has remained relatively stable throughout the first quarter of 2005 in spite of a rise in U.S. producer inventory levels. U.S. phosphate exports continue to lag behind last years pace, however higher than expected exports to India and Argentina and increased domestic sales should support the market throughout the second quarter of 2005.

OTHER

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Agrium to buy back shares through a Normal Course Issuer Bid

Agrium has received approval for a Normal Course Issuer Bid from the Toronto Stock Exchange (TSX). Under the Bid, Agrium may purchase for cancellation up to 13,244,520 of its common shares, representing approximately 10 percent of the public float. Purchases under the Bid may commence on May 3, 2005 and may be made until May 2, 2006. Purchases will be made on the open market through the facilities of the TSX in accordance with its policies. The price to be paid will be the market price at the time of acquisition. Agrium believes that the purchase of its common shares through the Bid represents an opportunity to return value to its shareholders. Shareholders may obtain a copy of the Notice of Intention related to the Bid, without charge, by contacting Investor Relations at Agrium.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian, Argentine, and Chilean currencies, South American government policy, South American domestic fertilizer consumption, China’s urea trade policies and volumes, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.